April 15, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail

Mr. Dominick A. Pagano
President and Chief Executive Officer
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT 06032

RE:	EDAC Technologies Corporation (the "Company")
	Form 10-K for the year ended January 1, 2005
	File No. 0-14275

Dear Mr. Dominick A. Pagano:

Based upon an examination restricted solely to considerations of the
Financial Statements, Management`s Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced document. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be
submitted in electronic form, under the label "corresp" with a copy
to the staff.  Please respond to these comments within fifteen
(15)
business days.




Form 10-K and Annual Report for the year-ended 01/01/2005

Market Information

1. You have disclosed that your company`s ability to pay dividends is restricted by certain loan agreements. In future filings, please revise the notes to the company`s financial statements to disclose the nature and terms of the dividend restrictions imposed by the company`s loan agreements. Refer to the requirements of Rule 4-08(e)
of Regulation S-X.

Selected Financial Information

2. Item 301(b)(2) of Regulation S-K requires you to briefly describe or cross-reference to a discussion of factors which materially affect the comparability of the information reflected in the "Selected Financial Information" section of your document. For example, your disclosures should briefly describe the effects that each of your debt restructurings, as well as the significant changes in the deferred tax asset valuation allowance, had on the comparability of net income over the five year period presented. Additionally, if there were significant factors which resulted in the material decline in revenues and assets of your company between fiscal year 2001 and fiscal year 2002, these factors should be discussed. Please revise your disclosures in future filings accordingly.

Management Discussion and Analysis of  Financial Condition and
Results of Operations

Results of Operations

3. One of the primary objectives of your MD&A - Results of Operations disclosures should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management. The MD&A section of your document should not merely restate what happened in the year; but instead, it should analyze the underlying factors affecting the results of operations - including a focus on the effects of trends, events, demands, commitments and uncertainties on your operations. For example, you should specifically address (1) the reasons behind the continued decline in sales to aerospace customers and to the commercial jet engine industry in general, (2) the effect that the loss of your long-term purchase agreement with your largest aerospace customer has had on aerospace revenues (3) the reasons behind the significant increase in sales to customers in the machine tool industry, and (4) whether revenues have been affected by changes in sales volume and / or price changes. Please expand upon the disclosures contained in the MD&A - Results of Operations section of your document accordingly. This should include other matters that may require expanded discussion but are not specifically cited above.
Refer to our most recent Interpretive Release about Management`s Discussion and Analysis (FR-72) for further guidance.

Liquidity and Capital Resources

4. In conjunction with the refinancing your company`s loan facilities with its primary lender on January 3, 2005, your company obtained a new revolving line of credit which provides for borrowings up to $5,000,000. Please specifically disclose the expiration date of this loan facility in your discussion of liquidity and your debt footnote.

Inventory

5. In this section of your document and Note A (Inventories), you have discussed a transaction consummated with your largest aerospace customer, which resulted in the receipt of a $1.8 million advance and a reduction to inventory of $1.0 million in fiscal year 2004, with the recognition of $785,000 in revenue previously in 2002. Please completely and clearly provide us with further information regarding this transaction.

6. Although your disclosure indicates that the customer took title to the related inventory upon payment of the advance in July 2004, it is unclear why you previously recognized approximately $800,000 of revenue in 2002 when such contracts were put on hold by the customer.
Please specifically address why revenue was recognized (with the related reduction of inventories) previously in fiscal 2002 when title to the inventory did not pass to the customer until July 2004.
Your response should address the applicability of the delivery and performance requirements in Section 3.a. of Topic 13 in the Staff Accounting Bulletins (i.e. SAB 104) on recognition of revenue for the criteria cited under that type of arrangement where the customer did not take title to the inventory previously.

Critical Accounting Policies and Estimates

7. The purpose of the critical accounting estimate disclosures is to provide the reader with greater insight into the quality and variability of estimates that involve significant levels of subjectivity and judgment, and which have a material impact on the financial condition and operating performance of the company. The required disclosures should supplement, not duplicate, the description of accounting policies in the notes to the financial statements. For example, your disclosures related to inventory should be expanded to discuss why the assumptions and / or estimate related to your slow moving or obsolescence reserve bears risk of change, how accurate the assumptions and estimate have been in the past, how much the assumptions and estimate hav changed in the past, and whether the assumptions and estimate are reasonably likely to change in the future. Please revise your critical accounting estimate disclosures accordingly. Refer to our most recent Interpretive Release about Management`s Discussion and Analysis (FR-
72) for further guidance.

8. Your company proclaims on its website that its repair warranty and turnaround are amongst the best in the industry. We also note that your revenues are generated through several complex products, some of which require significant levels of precision and allow for minimum error tolerance, as well as require customer acceptance. As such, please tell us and expand the "Critical Accounting Policies and Estimates" and "Significant Accounting Policies" sections of your document to disclose how your warranty expense and any sales returns are accounted for. With respect to product warranties, please provide all appropriate disclosures in accordance with the requirements of paragraph 14 of FASB Interpretation No. 45. This should include the tabular reconciliation of the changes in the product warranty liability account with appropriate disclosure of the reasons for any material changes from period to period.

Quantitative and Qualitative Disclosures About Market Risk

9. Your disclosures regarding your exposure to interest rate risk do not appear to comply with the requirements of Item 305(a) of Regulation S-K. Please present your quantitative disclosures about market risk so that they are presented in one of the suggested formats outlined in Item 305(a) of Form Regulation S-K.

Consolidated Balance Sheets

10. We note that your company`s accounts receivable balance increased from approximately $3.2 million in 2003 to approximately $6.5 million in 2004, yet no adjustment was made to the allowance for doubtful accounts balance carried by your company. Please tell us why you believe the company`s allowance for doubtful accounts balance remains sufficient, despite the significant increase in the company`s accounts receivable. Within your response, please provide a detailed explanation of the factors considered when calculating your reserve.
Also, please detail the reason(s) for the significant increase in accounts receivable from the prior year and consider a discussion in the liquidity section of MD&A (i.e. operating cash flows) pertaining to this matter.






Notes to Consolidated Financial Statements

Note G - Income Taxes, page 28

11. We note that your company reversed a significant portion of the valuation allowance which was carried against its deferred tax asset balance. With a view toward expanded disclosure, please tell us in detail what factors you considered and what assumptions you used to determine the portion of the deferred tax asset balance that your company will "more likely than not" recognize.


Note I - Segment Information, page 29

12. In your annual report, you state how diversified the company is with revenues generated through the sales of three major product lines: Apex Machine Tool, Gros-Ite Spindles, and Gros-Ite Precision
Aerospace. Paragraph 37 of SFAS No. 131 requires an enterprise to report revenues from external customers for each product and service or each group of similar products and services. Please expand your disclosures accordingly.

General

13. In each case that we have requested that you expand upon your disclosures, please include a draft of your proposed expanded disclosure within your response.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Sears at (202) 824-5646 if you have questions regarding comments on the financial statements and related matters.
Please contact the undersigned at (202) 942-1952 with any other questions.


								Sincerely,


								Joe Foti
								Senior Assistant Chief
Accountant


Via facsimile:  Glenn L. Purple, CFO

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Mr. Dominick A. Pagano
EDAC Technologies Corporation
April 15, 2005
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